EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 JUN 20 AM 11:27

02042166

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

13th June, 2002.

SUPPL

Attn: Filing Desk - Stop 1-4

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 11th June 2002, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 13th June 2002, confirming that Legal & General Investment Management Ltd has notified the Company that it has an interest in 25,938,451 EMI Group plc Ordinary Shares of 14p each, being 3.29% of the shares in issue; and,

(b) an announcement dated 13th June 2002 advising that, under the terms of the EMI Group Senior Executive Incentive Plan (SEIP) and following the satisfaction of the relevant performance criteria, certain participants, including Mr R. C. Faxon, an Executive Director of the Company, who had elected not to receive their annual bonuses for the year ended 31st March 2002 in cash, received an award of EMI Group plc Ordinary Shares of 14p each deferred for a period of three or six years.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

6/26

Enc.

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 02/19

Company Announcements Office,
London Stock Exchange.

13th June, 2002.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Legal & General Investment Management Ltd, in a letter dated 11th June 2002 and received on 13th June 2002, that it has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 10th June 2002, held 25,938,451 shares, being 3.29% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 02/20

Company Announcements Office,
London Stock Exchange.

13th June, 2002.

Dear Sirs,

EMI Group plc - Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that, as of 28th May 2002, under the terms of the Senior Executive Incentive Plan (SEIP) and following the satisfaction of the relevant performance criteria, certain participants in the SEIP, who had elected not to receive their annual bonus for the year ended 31st March 2002 in cash, received an award of EMI Group plc Ordinary Shares of 14p each (Ordinary Shares) deferred for a period of either three or six years. During the deferral period, the shares do not earn dividends but the number of shares is increased by one-third if deferred for three years and by two-thirds if deferred for six years. The award so made to Mr Roger Faxon, an Executive Director of the Company, was 112,628 Ordinary Shares deferred for three years with a 1 for 3 matching award of 37,542 Ordinary Shares.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary